FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Reid House
                                31 Church Street
                                 Hamilton HM FX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F X Form 40-F____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes___ No X

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of a press release dated October 18, 2005 announcing that Nordic American Tanker Shipping Limited's (the "Company") Registration Statement (File No. 333-128606) relating to its Dividend Reinvest-ment and Direct Stock Purchase Plan has been declared effective by the Securities and Exchange Commission.

Exhibit 1

       Nordic American Tanker Shipping Ltd. (NAT) - (NYSE: NAT) Announces Establishment of Dividend Reinvestment and Direct Stock Purchase Plan

Hamilton, Bermuda, October 18, 2005

Nordic American Tanker Shipping Ltd. (the "Company") today announced that the Securities and Exchange Commission has declared effective the Company's registration statement for a Dividend Reinvestment and Direct Stock Purchase Plan. Under the Plan, existing shareholders will be able to purchase additional shares by reinvesting all or a portion of the dividends that they receive from the Company. The minimum investment for existing shareholders will be $50. In addition, new investors will be able to join the Plan by making an initial investment of at least $250. Mellon Bank N.A. will act as Plan Administrator.

The Company is an international tanker company that owns seven modern double-hull Suezmax tankers. The Company expects to take delivery in November 2005 of an additional Suezmax tanker that it has agreed to purchase.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

The offering will be made only by means of a prospectus. When available, copies of the prospectus relating to the Plan may be obtained from Mellon Bank N.A., Newport Office Center VII, 480 Washington Blvd, Jersey City, NJ 07310, and from the Company.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus, our Annual Report on Form 20-F, and our reports on Form 6-K.


Contacts:
                     Scandic American Shipping Ltd
                     Manager for:
                     Nordic American Tanker Shipping Ltd.
                     P.O Box 56, 3201 Sandefjord, Norway
                     Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com Web-site: www.nat.bm

                     Rolf Amundsen
                     Chief Financial Officer
                     Nordic American Tanker Shipping Ltd.
                     Tel: +1 800 601 9079 or + 47 908 26 906

                     HerbjOrn Hansson
                     Chairman & CEO
                     Nordic American Tanker Shipping Ltd.
                     Tel:  +1 866 805 9504 or + 47 901 46 291
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  October 31, 2005                  By:  /s/ HerbjOrn Hansson
                                               ---------------------------
                                               HerbjOrn Hansson
                                               Chairman, Chief Executive Officer
                                               and President